Exhibit 4.1

SECOND AMENDMENT

TO THE

PREFERRED STOCK RIGHTS AGREEMENT

THIS SECOND AMENDMENT TO THE PREFERRED STOCK RIGHTS AGREEMENT (this “Second Amendment”), dated as of June 23, 2006, by and between ISTA Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and U.S. Stock Transfer Corporation, as rights agent (the “Rights Agent”), amends that certain Preferred Stock Rights Agreement, dated as of December 31, 2001, by and between the Company and Mellon Investor Services LLC, as the predecessor rights agent (“Mellon”), as amended by that certain Amendment to the Preferred Stock Rights Agreement, dated as of November 18, 2002, by and between the Company and Mellon (together, the “Rights Agreement”).

WHEREAS, on June 16, 2006, the Board of Directors resolved to amend the Rights Agreement as set forth below;

WHEREAS, Section 27 of the Rights Agreement provides that prior to the Distribution Date (as defined in the Rights Agreement), the Company may supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights; and

WHEREAS, the Distribution Date has not yet occurred.

NOW, THEREFORE, in accordance with the procedures for amendment of the Rights Agreement set forth in Section 27 thereof, and in consideration of the foregoing and the mutual agreements herein set forth, the parties hereby agree as follows:

1. Section 1(a) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“(a) ‘ACQUIRING PERSON’ shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares then outstanding, but shall not include (i) the Company, any Subsidiary of the Company or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan or (ii) (1) Sanderling Venture Partners IV, L.P., Sanderling Venture Partners V, L.P., Sanderling Venture Partners V Co-Investment Fund, L.P., Sanderling V Biomedical Co-Investment Fund, L.P., Sanderling V Limited Partnership, Sanderling V Beteiligungs GmbH & Co. KG, and Sanderling V Ventures Management, (2) Credit Suisse First Boston, Sprout Capital IX, L.P., Sprout Entrepreneurs’ Fund, L.P., and Sprout IX Plan Investors, L.P., (3) Investor Growth Capital Limited and Investor Group L.P., (4) Deerfield Capital, L.P., Deerfield Management Company, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations Fund International Limited, Deerfield Partners L.P. and Deerfield International Limited, (5) Dionis Trust, Grant Gund 1978 Trust, G. Zachary Gund 1978 Trust, and Gund Investment Corporation, (6) KBL Healthcare, LP and KBL Partnership, LP, (7)

Ontario Teachers’ Pension Plan, (8) CDP Capital, (9) MDS Life Sciences Technology Fund II NC Limited Partnership and MLII Co-Investment Fund NC Limited Partnership, and in each case under clauses (1) through (9) above the Affiliates and Associates of such Persons. Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person (i) as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional Common Shares of the Company such Person does not beneficially own 15% or more of the Common Shares of the Company then outstanding, (ii) if the Company’s Board of Directors determines in good faith that a Person who would otherwise be an ‘Acquiring Person,’ has become such inadvertently (including, without limitation, because (1) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an ‘Acquiring Person,’ or (2) such Person was aware of the extent of the Common Shares it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under this Agreement) and without any intention of changing or influencing control of the Company and such Person divested or divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an ‘Acquiring Person’; (iii) if such Person enters into an agreement or transaction or understanding with the Company whereby, solely as a consequence of that agreement or transaction or understanding, such Person would become an ‘Acquiring Person’ (but for the operation of this clause (iii)), and such agreement, transaction or understanding is approved by the Board of Directors of the Company, and (iv) if, as of the date hereof, any Person is the Beneficial Owner of 15% or more of the Common Shares outstanding, unless and until such time as such Person shall become the Beneficial Owner of additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares, such Person is not then the Beneficial Owner of 15% or more of the Common Shares then outstanding. Furthermore, none of the Distribution Date, Shares Acquisition Date or Triggering Event shall be deemed to occur, in each such case, by: (x) the approval, execution, delivery or performance of the Note and Warrant Purchase Agreement by and among the Company and certain investors listed on Schedule I thereto, dated as of September 19, 2002 (the “Bridge Loan Agreement”), or the

Common Stock and Warrant Purchase Agreement by and among the Company and certain investors listed on Exhibit A thereto, dated as of September 19, 2002 (the “PIPE Agreement”); or (y) the announcement, commencement or consummation of any of the transactions contemplated by the Bridge Loan Agreement or the PIPE Agreement. Common Shares issued or issuable upon conversion or exercise of securities issued pursuant to the Bridge Loan Agreement or PIPE Agreement shall not entitle or permit the holders of the Rights to exercise the Rights or otherwise affect the rights of the holders of Rights, including giving the holders of the Rights the right to acquire securities of any party to the Bridge Loan Agreement or PIPE Agreement.”

2. Section 1(aa) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“(aa) ‘RIGHTS AGENT’ shall mean (i) U.S. Stock Transfer Corporation, (ii) its successor of replacement as provided in Section 19 and 21 hereof, or (iii) any additional Person appointed pursuant to Section 2 hereof.”

3. Section 26 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“Section 26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Rights Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) or by facsimile transmission as follows:

ISTA Pharmaceuticals, Inc.

15295 Alton Parkway

Irvine, CA 92618

Facsimile: (949) 789-7740

Attention: Chief Financial Officer

with a copy to:

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

Facsimile: (949) 725-4100

Attention: Robert C. Funsten

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Rights Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) or by facsimile transmission as follows:

U.S. Stock Transfer Corporation

1745 Gardena Avenue, Suite 200

Glendale, California 91204-2991

Facsimile: (818) 502-0674

Attention: Richard Tilton

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Rights Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.”

4. Section 21 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days’ notice in writing mailed to the Company and to each transfer agent of the Preferred Shares and the Common Shares by registered or certified mail, and to the holders of the Rights Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon thirty (30) days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Preferred Shares and the Common Shares by registered or certified mail, and to the holders of the Rights Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his or her Rights Certificate for inspection by the Company), then the registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a Person organized and doing business under the laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust or stockholder services powers and is subject to supervision or examination by federal or state authority, or (b) an Affiliate of a Person described in clause (a).

After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor

Rights Agent and each transfer agent of the Preferred Shares and the Common Shares, and mail a notice thereof in writing to the registered holders of the Rights Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.”

5. The Company hereby appoints U.S. Stock Transfer Corporation to act as rights agent for the Company in accordance with the terms and conditions of the Rights Agreement, and U.S. Stock Transfer Corporation hereby accepts such appointment and agrees to assume all of the rights, obligations and duties associated therewith. All references in the Rights Agreement, as amended, including with respect to the legend set forth in Section 3(c) therein and in any exhibits or schedules attached thereto, to Mellon Investor Services LLC, as Rights Agent, shall for all purposes refer to U.S. Stock Transfer Corporation, as Rights Agent.

6. Except as expressly set forth herein, this Second Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Except as expressly amended hereby, the Rights Agreement remains in full force and effect in accordance with its terms.

7. This Second Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

8. Capitalized terms used herein but not defined shall have the meanings given to them in the Rights Agreement.

9. The Company hereby certifies to the Rights Agent that this Second Amendment is in compliance with Section 27 of the Rights Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to the Rights Agreement to be duly executed as of the day and year first written above.

ISTA PHARMACEUTICALS, INC., a Delaware corporation

By:	/s/ Vicente Anido, Jr., Ph.D.
Vicente Anido, Jr., Ph.D.
President and Chief Executive Officer

U.S. STOCK TRANSFER CORPORATION, as Rights Agent

By:	/s/ Richard Tilton
Richard Tilton
Assistant Vice President